UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G

CUSIP No. 687380105
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 1)   Name and I.R.S. Identification No. of Reporting Person:

      Orrstown Financial Services
      Tax ID # 23-2530374
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 2)   Check the Appropriate Box if a Member of a Group:

      (a)  (Not Applicable)
      (b)  (Not Applicable)
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 3)   SEC Use Only
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 4)   Citizenship or Place of Organization
      Shippensburg, Pennsylvania  17257
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Number of                   (5)   Sole Voting Power          61,138
Shares                      ----------------------------------------
Beneficially                (6)   Shared Voting Power    211,612.03
Owned by                    ----------------------------------------
Each                        (7)   Sole Dispositive Power     61,138
Reporting                   ----------------------------------------
Person                      (8)   Shared Dispositive Power        0
With:
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 9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                         398,583.32
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10)   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)
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11)   Percent of Class Represented by Amount in Row (9):      15.7%
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12)   Type of Reporting Person:     BK
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